December 16, 2014

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Attn: Division of Corporation Finance,

Re:	The Teardroppers, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 3, 2014, File No. 333-197889

Dear Ladies and Gentlemen:

At the request of The Teardroppers, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated December 10, 2014 from Celeste M. Murphy on behalf of Larry Spirgel, Assistant Director to the Commission to Ray Gerrity, President of the Company, relating to Amendment No. 1 to the registration statement on Form S-1 of the Company filed with the Commission on December 3, 2014 (the “Registration Statement”).  We have filed simultaneously Amendment No. 3 to the Registration Statement and have attached a marked copy of such Amendment No. 3 indicating the changes that the Company has made to the Registration Statement.

Please be advised that the number of shares being offered by selling shareholders has been increase from 1,833,333 to 4,833,333.

The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

Business of the Company, page 11

1. Please revise to clarify why you have followed two models for ordering trailers, one involving a direct order, the other involving the purchase of a “kit,” and which model you expect to follow in the future.

Response

The disclosure in the Prospectus has been revised in accordance with the Staff's comment.

Plan of Operation, page 18

2. We note your response to comment 4. Please refer to “mobile billboard advertising” hereunder instead of “mobile advertising” consistent with your revised disclosure on page 12.

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Response

The disclosure in the Prospectus has been revised in accordance with the Staff's comment.

Service Revenue from Related Party, page 19 Service Revenue to Related Party, page 19

3. We note your response to comment 8. It does not appear that you sacrificed services of value, nor transferred rights or privileges, which are commensurate to the cash consideration that you received from Gemini Southern LLC. In this regard, we note that your cost of services was zero. Absent any effort or cost incurred on your part, it is unclear how you substantially accomplished what you needed to do to be entitled to the benefits represented by revenues. Such consideration received but not earned pursuant to ASC 605-10-25-1(b) appeared to constitute more like a shareholder contribution, which is a financing transaction. Please revise your financial statements accordingly.

Response

The financial statements have been revised in accordance with the Staff's comment. Also, disclosure has been made in the "Summary","Business of the Company" and 'Management Discussion and Analysis" sections of the registration statement to coincide with the changes to the financial statements.

Balance Sheets, page F-1

4. Please revise to correct the balance sheet date to September 30, 2014.

Response

The disclosure in the Prospectus has been revised in accordance with the Staff's comment.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

The Bingham Law Group.

By:s/ Brad Bingham

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